Exhibit 99.1

Maris-Tech Announces $3.4 Million of Order Backlog as of January 1, 2022

REHOVOT, Israel, Dec. 08, 2022 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK) (“Maris-Tech” or the “Company”), a B2B provider of intelligent video transmission technology, today announced that the Company’s order backlog (“order backlog”), as of January 1, 2022, is approximately $3,360,000, of which approximately $968,000 was delivered and recognized as revenue during the six months ended June 30, 2022, approximately $364,000 has been delivered to customers from July 1,2022 through December 7, 2022, and the majority of the approximately $2,028,000 remaining is expected to be delivered and recognized as revenue by June 30, 2023.

The Company’s order backlog is the accumulation of all pending orders with a later fulfillment date for which the Company considers valid, in addition to recognized revenues since January 1, 2022 and for products delivered since July 1, 2022, which revenue has not been recognized as of December 7, 2022.

The order backlog includes orders for the Company’s latest and advanced Jupiter products family, including the Jupiter-nano and the Jupiter AI multiple-stream video platform with edge artificial intelligence acceleration.

The order backlog also includes orders for products in development, such as the Jupiter- Space for “Beresheet 2 Lunar Mission”, and purchase orders for Maris-Tech’s Opal platform from a leading defense company.

Israel Bar, Chief Executive Officer of Maris-Tech, said “We have been witnessing a growing demand for high-quality video transfer capabilities and uncompromising speed for some time. Thanks to our ability to meet these needs, we acquired strong, quality customers from a variety of industries, including the aerospace industry, in which suppliers are very carefully selected. We believe the future looks very promising for the Company, as we expect the demand for our products to continue to increase.”

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of intelligent video transmission technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, HLS, and communication companies. For more information, visit https://www.maris-tech.com/.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing our order backlog and anticipated fulfillment of that backlog and recognition of revenue for the year ended December 31, 2022 and six months ended June 30, 2023 and the anticipated demand for our products. Our order backlog is comprised of executed purchase orders from high rated leading customers in the defense industries, also referred to as “triple A customers”, customers with which we have had long-standing relationships and governmental agencies. The disclosure of backlog aids in the analysis of the demand for the Company’s products, as well as the Company’s ability to meet that demand. However, because revenue will not be recognized until we have fulfilled our obligations to a customer, there may be a significant amount of time between executing a contract with a customer and delivery of the product to the customer and revenue recognition. In addition, backlog is not necessarily indicative of our revenues to be recognized in a specified future period and we cannot assure that we will recognize revenue with respect to each order included in backlog. Our customers may order products from multiple sources to ensure timely delivery and may cancel or defer orders without significant penalty. Our customers also may cancel orders when business is weaker and inventories are excessive. While as of the date of this press release, no orders were cancelled, should a cancellation occur, our backlog and anticipated revenue would be reduced unless we were able to replace the cancelled order. As a result, we cannot provide assurances as to the portion of backlog orders to be filled in a given year, and our order backlog as of any particular date may not be representative of actual revenues for any subsequent period. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC and our other filings with the SEC.  We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Michal Efraty,
Adi and Michal PR- IR
Investor Relations, Israel

+972-(0)52-3044404
michal@efraty.com